Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 1, 2011

Registration No. 333-166915

Investor Presentation March 2011

                The distribution of this free writing prospectus and the accompanying prospectus and prospectus supplement and the offering of the shares in certain jurisdictions may be restricted by law. This free writing prospectus, the prospectus and any prospectus supplement do not constitute an offer, or an invitation on our or the selling stockholder’s behalf to subscribe to or purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting” in the prospectus supplement.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling us at 1-800-448-6314.

Safe Harbor Statement With the exception of historical information, the statements set forth in this presentation include forward-looking statements that involve risk and uncertainties. The Company wishes to caution that a number of important factors, which are identified in our most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, could cause actual results to differ materially from those in the forward-looking statements. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed in the Company’s filings with the Securities and Exchange Commission. Under the Private Securities Litigation Reform Act of 1995

Offering Summary Issuer: Datalink Corporation (NASDAQ: DTLK) Offering: Underwritten Follow-On Offering Offering Size: Primary Shares: 2.2 million Secondary Shares: 0.8 million Total Shares: 3.0 million Selling Shareholder: Greg Meland (Chairman) Over-Allotment: 15% (450,000 shares) Use of Proceeds: Acquisitions General Corporate Purposes Joint Book-Runners: Craig-Hallum Capital Group CanaccordGenuity Expected Pricing: Week of March 7th Management: Paul Lidsky – Chief Executive Officer Greg Barnum – Chief Financial Officer

Recent Developments Recent financial results 55 customers in 2010 with purchases greater than $1M Compares to 31 customers in 2009 Recent performance demonstrates leverage in model Continue to experience increased demand for data center solutions and market share expansion Q4 2010 2010 Actual Previous Guidance Revenue $91 million $75 - 80 million $294 million Operating Margin 6.1% NA 3.3% Net Income (GAAP) $2.4 million NA $2.3 million EPS (non-GAAP) $0.24 $0.12 – 0.16 $0.42 EPS (GAAP) $0.19 $0.09 – 0.13 $0.18 Note: See reconciliation between GAAP and Non-GAAP net income in the appendix

Investment Highlights Increasing demand for data center, virtualization & “private cloud” solutions “Jobless Recovery” Macro Trends Industry Leadership Footprint Acquisition Opportunities Aligned with market leaders in data center hardware and software A leading independent data center solutions provider National footprint serving enterprise customers Approximately 300 employees in 32 cities across the US Consolidation opportunities to achieve scale and operating leverage Fragmented market with large and small opportunities Financial Performance Significant revenue growth and strong balance sheet Q4 2010 demonstrated leverage in the operating model

Trends Driving Growth Data Storage Storage requirements continue to grow exponentially Next generation backup, recovery and archive technologies are critical Growth estimated at 650% over the next five years(1) Virtualization Increasing demand for server virtualization to optimize IT assets Fully virtualized data centers are more dynamic and cost-effective Growth in virtualization to triple from 25% (2010) to 75% (2015)(2) Cloud Computing Customers are demanding new models for information management “Private cloud“ transforms a data center into flexible, scalable pools of on-demand virtual infrastructure controlled by the customer Private clouds will be deployed by over 50% of the Global 1000 companies by 2013(3) “Jobless Recovery” Enterprises increasingly rely on full-service solution providers like DTLK Companies need to address data center complexity without hiring new IT employees Gartner, Inc., Raymond Paquet (January 2010) Technology Trends You Cant Afford to Ignore. The Gartner Report(s) described herein, (the “Gartner report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication data (and not as of the date of this Investor Presentation) and the opinions expressed in the Gartner Report(s) are subject to change without notice. Gartner, Inc., Philip Dawson (October 6, 2010) Virtualization Key Initiative Overview for CIOs. Gartner, Inc., James Monroe, et al. (December 14, 2009) Gartner Predicts 2010: New Technologies and Service Delivery Models Will Transform the Storage Markets; Gartner, Inc., David Mitchell Smith, et al. (November 2010) Gartner Predicts 2011: Cloud Computing is Still at the Peak of Inflated Expectations.

The Datalink Difference – Why We Win A single business resource for all data center requirements Storage, networks, servers and professional services Large and sophisticated group of engineers Continuity of knowledge, expertise and service throughout the IT lifecycle Vendor Independence Objective, needs-driven recommendations Top strategic partners creates “best-in-class” product offerings Leverage in pricing, customer referrals and national support High level of support and services Design and deployment First call Managed services Designing what we sell, deploying what we design, and supporting what we deliver

Growing Enterprise Customer Base Adding new logos contributes to “recurring revenue” 91% of 2010 revenue was from existing customers 272 new customers were added in 2010 Key new customer wins demonstrate momentum in the business Customers span multiple industries and include some of the world’s largest companies

DTLK Case Study: GPS Map Provider Leading GPS Map Provider Significant storage growth and complex requirements Long-term relationship Annual spend of more than $10 million Represents 18 products and corresponding services HDS, NetApp, VMware, Quantum, Riverbed, Isilon, Symantec Design, implementation and support solutions to manage storage & consolidation, BC/DR and advanced networking Leverages Datalink OneCall for all supported products Performance and future opportunities Datalink solutions driving superior performance Datalink is positioned as their advisor in multiple divisions of the company based on successful deployments and on-going support quality Significant growth opportunity as DTLK estimates next generation video mapping will create 5-6 PB/year of growth

Top Strategic Partners

- Deep relationships with the leading data center vendors
- Leverage in pricing, customer referrals and national support

#1 Commercial Partner

NetApp
- Top Star Partner
- Authorized Support Partner (ASP)
- Data Center Partner

Symantec
- Platinum Partner
- Technical Support Partner Program (TSPP)
- Customer satisfaction and call resolution top partner

Hitachi Data Systems
- Top HDS Partner
- Investment Partner

Leading Partner

Oracle/Sun
ORACLE PARTNER
- Executive VAR status to Gold Oracle
- Data Center Elite / Storage Elite
- Sun Service Partner Program

Cisco
- Unified Computing Solutions (UCS ATP)
- Data Center (DCNI/DCNS)
- Gold Partnership

EMC | VMware
- Premier Partner
- Solutions Provider
- Specializations in Infrastructure Virtualization & Business Continuity

Dell
- National Select Partner
- First Call Contracts
- Server/Virtualization – Intel

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40% of revenue ($113 million in 2010) 33% maintenance 6% professional services Recurring ($96M in 2010) 25%+ gross margins Our comprehensive service offering deepens our relationships with our customers Consulting Analysis Design Implementation Support Management Expanded Services Portfolio

Growth Strategy Our strategy combines organic growth with accretive acquisitions Organic growth Penetrate deeper with each customer Expand service offerings in the data center Continue adding new customers Continue generating significant recurring revenue Leverage large vendor partnerships Expand operating margins with additional scale Accretive acquisitions Capitalize on fragmented market Potential large and small opportunities Increase scale

2009 2010 Target Revenue $178M $294M $400 – 600M Operating Margin 1.7% 3.3% 5 – 7% Net Income (Non-GAAP) $1.8M $5.4M $11 – 24M* Net Income (GAAP) ($0.6)M $2.3M EPS (Non-GAAP) $0.14 $0.41 $0.65 – 1.30* EPS (GAAP) ($0.04) $0.18 Target Model * Target represents management’s objectives only and does not constitute a financial forecast or projection of future company performance. These management objectives are for the company’s annual operating model after a period of approximately 3-5 years from fiscal 2011

Revenue Annual Revenue ($M) Quarterly Revenue ($M) $294 $58M - Organic $62M - Acquisitions

Revenue Mix Recurring Revenue ($96M in 2010) 2010 Revenue Mix Product $180M Customer Support 96M Professional Services 18M Total $294M

Non-GAAP Net Earnings Annual Non-GAAP Net Earnings(1) Quarterly Non-GAAP Net Earnings(1) (1) Non-GAAP Net Earnings as defined in the appendix

Balance Sheet and Capitalization 12/31/2010 Cash $9.0M Working Capital $21.6M Debt $- Shares Outstanding (FD) 13.7M

Investment Highlights Increasing demand for data center, virtualization & “private cloud” solutions “Jobless Recovery” Macro Trends Industry Leadership Footprint Acquisition Opportunities Aligned with market leaders in data center hardware and software A leading independent data center solutions provider National footprint serving enterprise customers Approximately 300 employees in 32 cities across the US Consolidation opportunities to achieve scale and operating leverage Fragmented market with large and small opportunities Financial Performance Significant revenue growth and strong balance sheet Q4 2010 demonstrated leverage in the operating model

Appendix Non-GAAP financial measures exclude the impact from acquisition accounting adjustments to deferred revenue and costs, stock-based compensation expense, amortization of acquisition intangible assets, integration and transaction costs related to acquisitions and the related effects on income taxes. These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with, GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. These non-GAAP financial measures facilitate management's internal comparisons to our historical operating results and comparisons to competitors' operating results. We include these non-GAAP financial measures in this investor presentation because we believe they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making, such as employee compensation planning. We believe that the presentation of these non-GAAP measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to our financial condition and results of operations.

Appendix

DATALINK CORPORATION
RECONCILIATION BETWEEN GAAP AND NON-GAAP NET INCOME
(In thousands, except per share data)
(Three Month and Non-GAAP Numbers Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2010	2009	2010	2009
Net earnings (loss) on a GAAP basis	$ 2,417	$ (158)	$ 2,302	$ (555)
Adjustments:				
Amortization of intangible assets	$ 277	—	$ 1,108	—
Acquisition accounting adjustment to Incentra and MCSI deferred revenue, net	71	82	853	120
Total gross margin adjustments	348	82	1,961	120
Stock based compensation expense included in sales and marketing	195	75	509	300
Stock based compensation expense included in general and administrative	395	146	754	820
Stock based compensation expense included in engineering	100	75	329	366
Integration and transaction costs	—	1,043	581	1,043
Amortization of acquisition intangible assets	336	310	1,483	843
Total operating expense adjustments	1,026	1,649	3,656	3,372
Income tax expense	694	271	2,538	1,135
Non-GAAP net earnings	$ 3,097	$ 1,302	$ 5,381	$ 1,802
Non-GAAP net earnings per share - Basic	$ 0.24	$ 0.10	$ 0.42	$ 0.14
Non-GAAP net earnings per share - Diluted	$ 0.24	$ 0.10	$ 0.41	$ 0.14
Shares used in non-GAAP per share calculation - Basic	12,855	12,636	12,801	12,550
Shares used in non-GAAP per share calculation - Diluted	13,054	12,731	12,981	12,594

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